Management Discussion and Analysis

For

Golden Goliath Resources Ltd.

For the Period Ending February 29, 2008

The following management discussion and analysis has been prepared as of April 29, 2008.  The selected financial information set out below and certain comments which follow are based on and derived from the management prepared consolidated financial statements of Golden Goliath Resources Ltd. (the “Company” or “Golden Goliath”) for the second quarter ending February 29, 2008 and should be read in conjunction with them.

Forward Looking Information

Certain statements contained in the following Management’s Discussion and Analysis constitutes forward looking statements.  Such forward looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from actual future results and achievements expressed or implied by such forward looking statements.  Readers are cautioned not to place undue reliance on these forward looking statements, which speak only as of the date the statements were made.  Readers are also advised to consider such forward looking statements while considering the risks set forth below.

General

Golden Goliath is a Canadian listed public company with its shares traded on the TSX Venture Exchange under the symbol “GNG” as a Tier 2 company.

Golden Goliath is a junior exploration company with no revenues from mineral producing operations.  The Company’s properties are all located in the State of Chihuahua, Mexico.  Activities include acquiring mineral properties and conducting exploration programs.  The mineral exploration business is risky and most exploration projects will not become mines.  The Company may offer to a major mining company the opportunity to acquire an interest in a property in return for funding by the major mining company, of all or part of the exploration and development of the property.  For the funding of property acquisitions and exploration that the Company conducts, the Company does not use long term debt.  Rather, it depends on the issue of shares from the treasury to investors.  Such stock issues in turn depend on numerous factors, important among which are a positive mineral exploration climate, positive stock market conditions, a company’s track record and the experience of management.

Overall Performance

The Company has been conducting a program of exploratory diamond drilling on its San Timoteo and La Reforma properties since last fall. In March, 2008, this program was expanded to include the Las Bolas property with most of this drilling taking place in the third and fourth fiscal quarters of 2008.

San Timoteo and Reforma Properties

During the months of December, January and February diamond drilling continued on the San Timoteo and La Reforma properties with two drills on San Timoteo and one drill on Reforma. Assay results were very slow in coming during 2007, and the results of drilling during November and December and results were not available for release until January 2008. In January the Company switched to a new lab for assays in order to get results more quickly.

Highlights of the late 2007 drill results, released on January 18, 2008 were as follows:

Drill Hole Number	From (m)	To (m)	Width (m)	Ag ppm	Au ppm	Zn ppm & %	Pb ppm & %	Cu ppm & %
AN.DD-07-01	41.0	47.0	6.0	20.0	0.25	--	--	--
ST-07-8 *	0.0	21.0	21.0	89.5	0.31	25,635 (2.5%)	15,667 (1.6%)	--
Including	4.5	21.0	16.5	105	0.35	32,570 (3.2%)	18,356 (1.8%)	--
Including	6.0	13.5	7.5	192	0.2	60,920 (6.1%)	32,480 (3.2%)	--
ST-07-8	69.0	88.5	19.5	--	--	4,015 (0.4%)	--	--
ST-07-4	0.0	15.0	15.0	43.6	0.24	10,695 (1.1%)	6,138 (0.6%)	4154 (0.4%)
Including	1.5	15.0	13.5	49	0.26	12,824 (1.3%	11,955 (1.2%)	10,160 (1.02%)
Including	9.5	15.5	6	85	0.32	24,483 (2.5%)	11,930 (1.2%)	6,399 (0.6%)
ST-07-6	44.5	52.0	7.5	29.1	--	--	6,744 (0.7%)	--
Including	103.0	151.0	48.0	--	--	11,093 (1.1%)	--	--
ST-07-7	87.0	115.5	28.5	--	--	8,332 (0.8%)	--	--
ST-07-13	365.2	403.3	38.1	--	0.21	--	--	--

Please note: The widths above are core lengths and that given the preliminary nature of the results, no interpretation of "true thickness" is possible.

The holes in the table were collared in topographically high areas above the old San Martin mine on the San Timoteo property.  Drill holes ST-DD-07-4 & 8 were both drilled into the San Martin structure, 173 vertical metres above the main San Martin mine tunnel. Records show that the San Martin ore graded 1038 gm silver/tonne and 7.3 gm gold/tonne, and was mined from a structure that was 800 metres long and 2.2 metres wide.  The San Martin mine tunnel was developed at the lowest adit level and has not yet been drill tested below that level.

The high grade, near surface intercepts may be related to a larger polymetallic (Pb,Zn,Ag)  vein system  which displays dilational fissure and subsidiary vein arrays as mineralization controls. These veins are typically galena-sphalerite dominant and multi-directional. Metal zonation in polymetallic vein systems may be complicated by repeated activity and telescoping. Dilatant structural environments may result in telescoping outwards of vein systems to form at considerable distances from intrusion metal sources. Higher grade mineralization commonly occurs within shoots along through-going structures.

Some of the deeper drill holes were planned to go under the 150m chargeability high and have intersected up to 200m wide zones with sphalerite, galena and other sulphides.  Some of these holes were drilled into a porphyryitic dacite body with disseminated sulphides including galena, sphalerite and chalcopyrite, and others cut andesitic volcanics in contact with the intrusive. The andesitic rocks include wide sections containing veins of massive galena and sphalerite, with blebs of chalcopyrite. The system is strengthening with depth.  Drill hole ST-DD-07-10a was drilled to a depth of 505 metres, which was the maximum extent of the available drill rods. The hole had to be stopped in strengthening mineralization, with polymetallic veins up to a centimeter wide hosted in andesitic volcanics adjacent to an intrusive dacite porphyry.  The Company has started on an extension of the existing access road in order to drill from a lower topographic level and thereby continue testing this mineralization.  Additional drill rods have now been obtained by the drilling contractor, allowing for longer holes, over 600 metres.

An IP geophysical survey was planned for February 2008 on the San Timoteo II claim  in order to overlap the old data and extend depth penetration in this important area. This survey was delayed and actually started in late March.

The drill road network on San Timoteo was continued to the nearby mouth of the San Martin adit, in order to allow for drilling the extension of mineralization seen in hole ST-DD-07-10a and to test beneath the old San Martin mine.

The San Martin mine mineralization may be related to the deeper polymetallic system as well as the near surface results in holes 4 and 8.  The Company believes that a large porphyry-type system may underlie the near surface gold and silver mineralization at San Timoteo.  The intrusive dacitic porphyry is mineralized as are the adjacent volcanic rocks.  Evidence seen in the core indicates that there were several episodes on mineralization and veining.  So far results have indicated that the intrusive porphyry and the polymetallic veining are of relatively low grade..

On the La Reforma property a series of shorter holes have tested the north central area of the property known as Pat’s Knob, as well as most of the Dickite Zone, without significant results.  Preliminary drilling of a chargeability high on the east side of La Reforma property yeilded core with similar disseminated sulphide mineralization, but of low grade.

In the southeast portion of La Reforma, an area referred to as the Red Ridge, three drill holes were completed in 2008.  Two of these holes yielded anomalous results, but the third and most promising hole is still missing assays.

Las Bolas

In March, the drill which had been working at La Reforma, which was under contract with a second operator, was moved to the Las Bolas property where it completed two short preliminary drill holes before being demobed.  One of the two drills at San Timoteo will be moved to Las Bolas in order to carry on with this drilling.

Other Properties

During the months of December, January and February, little work was performed by the Company on its other properties. Comstock Capital was working during December, January and February on the Corona property, which it optioned from the Company.  Subsequently, Comstock  completed its NI43-101 technical report by A.C.A. Howe International Limited and  is preparing to file it with the TSX Venture Exchange.

The Company signed an option agreement on its La Cruz property with Pan American Silver’s Mexican subsidiary on September 25, 2007.  During the second fiscal quarter Pan American conducted a work program on La Cruz that included underground rehabilitation and sampling, geological mapping, surface geochemistry and geophysics as well as road rehabilitation.  The Company has been advised that drilling should start at La Cruz during the month of May 2008.

Results of Operation

For the second quarter ended February 29, 2008, the Company incurred a net loss of $358,278 compared to a net loss of $166,814 during the first quarter.  The significant differences between the two quarters were:

•

an increase of $42,404 in foreign exchange loss due to the translation of foreign expenses and holdings into Canadian dollars

•

Stock based compensation charge of $90,888 in the second quarter compared to nil in the first which are non-cash based charges and are a result of accounting practices which require a calculation using the Black-Scholes option valuation model to expense stock options

•

an increase of $15,165 in investor relations as the Company has hired two firms to increase investor awareness and help build the name of Golden Goliath Resources.  Part of this work involved a brand new and more comprehensive website for the Company, which is now up and running

•

an increase of $16,766 in wages and benefits as the Company employed more people during the quarter

As of February 29, 2008, deferred mineral property exploration costs totalled $5,419,637 compared to $3,428,250 at August 31, 2007.  During the first two quarters, the Company incurred a total of $1,991,387 in exploration expenditures including $1,500,639 on drilling, $168,415 on assaying, $80,937 doing geology and mapping, $49,706 on salaries and $83,921 on road construction and site preparation mainly on its San Timoteo and La Reforma properties.

Summary of Quarterly Results

The following table sets forth selected quarterly financial information for each of the last eight (8) quarters prepared in accordance with Canadian Generally Accepted Accounting Principles.

Quarter Ending	Revenue	Net Loss	Net Loss per Share

February 29, 2008	53,038	337,038	0.00
November 30, 2007	68,726	166,814	0.00
August 31, 2007	75,314	460,404	0.01
May 31, 2007	20,317	250,015	0.00
February 28, 2007	9,223	171,367	0.00
November 30, 2006	12,338	159,770	0.00
August 31, 2006	10,707	721,251	0.02
May 31, 2006	11,391	111,493	0.00

NOTE:  The revenue relates to interest earned. There were no discontinued operations or extraordinary items on the Company’s financial statements during the above mentioned periods.

The significant increase in August 2006 and 2007 is a result of a stock based compensation charges and general expenses.

Liquidity and Capital Resources

The Company has financed its operations almost exclusively through the sale of its common shares to investors and will be required to continue to do so for the foreseeable future.

The Company had working capital of $4,703,852 at February 29, 2008 compared to a working capital position of $5,697,179 at November 30, 2007.  The Company’s cash and short-term investment position at February 29, 2008 was $4,820,206.

In April 2007 the Company completed a combined brokered and non-brokered private placement for total gross proceeds of $6,647,200.  The financing consisted of units at a price of $0.40 per unit (a “Unit”).  Each Unit consisted of one common share and one non-transferable share purchase warrant exercisable for a period of two years at a price of $0.45. Once resale restrictions on the shares have expired and upon Golden Goliath’s shares trading at or above a weighted average trading price of $0.75 for 20 consecutive trading days the Company may give notice that the Warrants will expire 30 days from the date of providing such notice (in writing to Warrant holders and via a news release).  Bolder Investment Partners Ltd. acted as agent and received a commission of 7.5%, of which it elected to take 252,476 in Units, 1,482,250 Agent’s warrants were issued exercisable for a period of two years at a price of $0.45 per Agent’s warrant and a $7,500 cash work fee was paid.

Capital Resources

Other than property taxes which are approximately $90,000 per year, the Company does not have any capital resource commitments.

Transactions with Related Parties

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.  Amounts due to related parties are unsecured with no specific terms for repayment.

Accounts payable and accrued liabilities include $nil (2006 - $3,382) due to a company controlled by a director.

During the six months ended February 29, 2008, the Company paid $60,000 (2007: $60,000) for geological and management services to a company controlled by a director

During the six months ended February 29, 2008, the Company paid $57,258 (2007: $25,994) in wages and benefits and consulting to two directors.

A private company controlled by one of the directors charged $27,000 for the six months ended February 29, 2008 (2007: $26,000), in respect of rent and office administration costs on behalf of the Company.  The Company has an administrative services agreement with Hastings Management Corp. whereby Hastings provides services to the Company including supervising and administering the financial requirements of the Company’s business, producing quarterly accounts in accordance with public reporting requirements; communicating with various regulatory authorities in order to ensure compliance with all applicable laws; assisting in the preparation of news releases, promotional materials and other documents required to be disseminated to the public and responding to any requests for information or questions which may be posed by the public; providing access to legal consultation; providing office space, office furniture, boardroom facilities, access to photocopier, fax and such other amenities normally associated with office needs; and providing such other additional instructions and directions as the Company may require.

Critical Accounting Estimates

The Company records its interest in mineral properties at cost, less option income realized. The cost of mineral properties and related exploration costs are deferred until the properties are brought into production, sold or abandoned. These deferred costs will be amortized on the unit-of-production basis over the estimated useful life of the properties following the commencement of production or are written-off if the properties are sold, allowed to lapse or abandoned.  Amounts shown for the mineral properties and their related deferred exploration costs represent costs incurred and are not intended to reflect present or future values.  Management reviews capitalized costs on its mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results and upon management’s assessment of the future probability of profitable revenues from the property or from sale of the property.

Changes in Accounting Policy

There were no changes in accounting policy during the quarter.

Financial Instruments and Other Instruments

The Company has not entered into any specialized financial agreements to minimize its investment risk, currency risk or commodity risk.  As of the date hereof, the Company’s investment in resource properties has full exposure to commodity risk, both upside and downside.  As the gold and silver price moves so too does the underlying value of the Company’s gold and silver projects.

Outstanding Share Data

The authorized share capital consists of an unlimited number of common shares.  As of February 29, 2008, an aggregate of 60,934,037 common shares were issued and outstanding.

The Company has the following warrants outstanding as of February 29, 2008:

Number of shares	Price per share	Expiry Date
18,352,726	$0.45	April 20, 2009

As of February 29, 2008, the Company had 5,025,000 incentive stock options outstanding with a weighted average remaining contractual life of 3.27 years at a weighted average exercise price of $0.36.

Investor Relations

The Company has an agreement with Free Market News Network for US$500 per month to provide market awareness and coverage of the Company.  In addition, the Company has appointed San Diego Torrey Hills Capital to provide investor relations and shareholder communications services to the Company.  Torrey Hills Capital specializes in the representation of public companies in the resource and technology sectors. It will assist the company in gaining increased exposure to investors through the dissemination of corporate information to a network of on-line venues, brokerage firms, financial institutions and private investors. This initiative reinforces the company's commitment to improve communications and information flow to its shareholders and the investment community.

A services agreement with San Diego Torrey Hills Capital was entered into for a three-month contract, renewable for to six-month periods, at the monthly fee of $7,500 (U.S.), plus 60,000 Company stock options for the first three-month period. The additional six-month periods would be at a monthly fee of $7,500 (U.S.) per month, plus 120,000 Company stock options for each six-month period.

The Company appointed cQuest, a capital markets advisory affiliate of Christensen to provide investor and media relations services. cQuest assists companies  with market capitalizations of less than $200 million achieve fair market valuation and strengthened brand recognition in the global financial markets and business media. The services agreement with cQuest is for 12 months effective from June 1st, 2007 until June 30th, 2008 at a monthly fee of CAN$6,000 payable in quarterly installments.  The agreement is subject to TSX Venture Exchange approval and its rules and policies.

Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is accumulated and communicated to the management as appropriate to allow timely decisions regarding required disclosure.  The Company’s CEO and CFO have concluded, based on their evaluation as of the end of the year, the disclosure controls and procedures are effective to provide reasonable assurance that material information related to the Company is made known to them by others.  It should be noted that while the Company’s CEO and CFO believe that the disclosure controls and procedures provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud.  A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Internal Controls over Financial Reporting

The CEO and CFO of the Company are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.  The Company has assessed the design of the internal control over financial reporting and during this process the Company identified a certain weakness in internal controls over financial reporting which is as follows:

•

Due to the limited number of staff, it is not feasible to achieve complete segregation of incompatible duties

The weakness in the Company’s internal controls over financial reporting result in a more than remote likelihood that a material misstatement would not be prevented or detected.  Management and the Board of Directors work to mitigate the risk of a material misstatement in financial reporting; however, there can be no assurance that this risk can be reduced to less than a remote likelihood of a material misstatement.

Additional information relating to the Company can be found on SEDAR at www.sedar.com and also on the Company’s website at www.goldengoliath.com.